March 28, 2018	VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following investment companies (each, a “fund”):
Lazard Global Total Return and Income Fund, Inc. (File Nos. 811-21511; 333-112768)
Lazard Retirement Series, Inc. (File Nos. 811-8071; 333-22309)
Lazard World Dividend & Income Fund, Inc. (File Nos. 811-21751; 333-124045)
The Lazard Funds, Inc. (File Nos. 811-6312; 33-40682)

Ladies and Gentlemen:

This amendment to the funds' previous filing on March 23, 2018 is being filed to add Endorsements 6 and 7 to the joint Investment Company Bond issued by Federal Insurance Company (the "Bond"), which correct the name of assured.

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the above-captioned funds. Please note the following for the Securities and Exchange Commission’s records:

1.       A copy of the Bond, which lists the funds as insureds, is enclosed under Exhibit 99-1.

2.       A certificate of the funds’ Assistant Secretary in which she attests to the authenticity and accuracy of resolutions adopted by the members of each fund’s Board of Directors (including those members who are not “interested persons,” as defined in the 1940 Act, of the fund) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99-2.

3.       The Bond premium has been paid for the coverage period from March 16, 2018 to March 16, 2019, and the Bond is written for a $8,750,000 limit of liability. Had each fund not been named as an insured under the Bond, each of the funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.       A copy of the agreement among the funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

/s/ Shari Soloway
Shari Soloway

Schedule A

Fund	Single Insured Bond Coverage

Lazard Global Total Return and Income Fund, Inc.	$ 600,000

Lazard World Dividend & Income Fund, Inc.	$ 450,000

Lazard Retirement Series, Inc.	$ 1,500,000

The Lazard Funds, Inc.	$ 2,500,000